PS Business Parks
701 Western Avenue
Glendale, CA 91201
TEL 818 244.8080
FAX 818 242.0566
www.psbusinessparks.com

March 22, 2010

BY FACSIMILE TO (202) 772-9210 AND BY EDGAR

William H. Demarest IV
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	PS Business Parks, Inc.
Forms 10-K and 10-K/A for the period ended December 31, 2008
Filed February 26, 2009 and June 17, 2009
Form DEF 14A filed April 1, 2009
File No. 1-10709

Dear Mr. Demarest:

Set forth below are responses of PS Business Parks, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance set forth in your letter dated February 24, 2010 regarding the Company’s Forms 10-K and 10-K/A for the year ended December 31, 2008 and Form DEF 14A filed April 1, 2009.

The Staff’s comments, indicated in bold below, are followed by our response on behalf of the Company.

Executive Compensation, page 13
Compensation Discussion and Analysis, page 13
Elements of Compensation, page 14
Annual Bonuses for 2008 Performance, page 15

1.
We note your response to our prior comment 4 and reissue the comment in part.  You disclose that the Compensation Committee determined that 2008 bonuses would be based on the achievement of targeted levels of funds available for distribution for the corporate component and that if the corporate 2008 FAD targets were met, individual bonuses for named executive officers would then be awarded based on achievement of divisional performance with respect to occupancy, NOI, leasing and enterprise value metrics, and achievement of individual leadership and performance metrics primarily related to job function.  You state that you will disclose the targeted and actual FAD.  Please additionally disclose the targets and actual results regarding occupancy, NOI, leasing and enterprise value metrics.  Please describe the specific goals and actual results regarding individual leadership and performance metrics for both the CEO and other named executive officers.  Please explain how the achievement of such targets and goals relates to the specific amounts paid in bonuses to your NEOs and explain in more detail how the Compensation Committee exercised their business judgment to determine the appropriate actual amount of 2008 annual incentive bonus awards.  For example, did the Compensation Committee adjust annual incentive bonuses for NEOs upwards or downwards, and what factors prompted the Compensation Committee to make such adjustments?  Please provide this disclosure in future filings and tell us how you plan to comply.

      Response:

The Compensation Committee establishes performance criteria for each NEO at the beginning of the company’s fiscal year, and those criteria are unique to that executive officer.  The committee’s determination of an individual NEO’s achievement of the performance criteria applicable to that NEO are largely subjective rather than formulaic.  For those reasons, we believe that providing a list of each NEO’s performance criteria, together with the weighting assigned to each of the criteria and the extent to which each criterion was achieved, would be unnecessarily detailed and without providing any corresponding benefit to investors in understanding our compensation program.  Instead, we believe that a list of the factors taken into account in determining the amount of NEO bonuses, together with a statement of the factors that materially influenced the committee’s determination of the amount of each NEO’s annual bonus (positively or negatively), would be easier to understand and more meaningful to investors.

In addition, each NEO’s potential to earn his or her target bonus award is limited by the extent to which divisional personnel, comprised solely of non-executive officers, fail to achieve full payment of their target bonuses based on performance criteria applicable to those divisional personnel.  Disclosure of that limitation is sufficient, we believe, to convey an understanding of our compensation program for NEOs.  It is unnecessary, we believe, and will unduly lengthen our CD&A, to include a list of the performance criteria that applied to divisional personnel and disclosure of the extent to which each of those criteria was satisfied.

Even though we don’t believe the additional information requested is helpful to investors or required by SEC rules because we believe we have already disclosed the material elements of our NEO incentive bonuses, we are providing supplementally below a detailed description of the performance criteria applicable to each of the NEOs for 2008 and the extent to which the committee deemed each criterion to have been achieved, together with a description of the bonus plan for divisional personnel (payouts under which affect the amount of bonuses that executive officers can earn). We are hopeful that once the Staff has had the opportunity to review the detailed information requested, the Staff will concur with our belief that disclosure of the performance criteria and the extent to which each was satisfied would not be helpful for investors and not required by SEC rules.

Non-executive officer divisional management bonus targets and results.

As noted above, a portion of the bonus of some of the individual NEOs reflects the bonus percentage paid to the management of the company’s five operating divisions. Bonuses for the divisional managers are determined by the chief executive officer, Mr. Russell, in his sole discretion, after consideration of the recommendations of Mr. Petersen and Ms. Hawthorne. Each of the company’s five operating divisions has separate targets that vary based on the geography, local markets and portfolio. The 2008 annual bonus targets for divisional managers were (1) 20% based on achievement of keeping lease transaction costs below a range from $1.01 per square foot to $9.88 per square foot; (2) 25% based on achieving budgeted divisional NOI ranging from $18.2 million to $64.9 million; (3) 35% based on achievement of a targeted level of economic value in portfolio leases (defined for the bonus program as EVA) ranging from 9.9% to 11.2% among the divisions; and (4) 20% based on the chief executive officer’s subjective evaluation of job performance. Actual performance at the five divisions for (1) transaction costs ranged from 100% to 125% of the target; (2) 0 to 125% for divisional NOI achievements; (3) 50% to 125% of the EVA goal; and (4) 88% to 100% of the job performance potential. The weighted average of combined divisional performance bonus payout for 2008 was 85.6%.

NEO Individual Targets and Actual Results.

At the beginning of 2008, the Compensation Committee approved the individual bonus criteria and target payout amounts. In early 2009, the amount of each NEO’s bonus paid was determined by multiplying the portion of each NEO’s target bonus that was attributable to each performance criterion by the extent to which the committee deemed that factor was achieved, expressed as a percentage. The committee did not otherwise exercise discretion to increase or reduce amounts paid for 2008 performance. Set forth below are the criterion and results for each named executive officer in 2008.

Joseph D. Russell, Jr.--Mr. Russell’s 2008 bonus potential was $425,000. His bonus for 2008 was calculated based on achievement of the following goals: (1) 50% based on the weighted average divisional bonus payout, which was 85.6% for 2008, resulting in a payout amount of $181,900; (2) 10% based on the performance of the bonus achievement of the Finance department senor management which was 94% for 2008, resulting in a payout amount of $39,950; (3) 10% based on percentage of target bonus paid to officer with responsibility for acquisitions/dispositions (including amounts paid under the deferred acquisition bonus program), which was 26% for 2008, resulting in a payout amount of $11,050; and (4) 30% based on the Compensation Committee’s subjective assessment of his leadership and value creation during 2008, which the Committee determined was 90% achieved for 2008, resulting in a payout amount of $114,400. Based on the foregoing, Mr. Russell’s total 2008 bonus payment was $347,300.

John W. Petersen--Mr. Petersen’s 2008 bonus potential was $300,000. His bonus for 2008 was calculated based on achievement of the following goals: (1) 50% based on the weighted average divisional bonus payout, which was 85.6% for 2008, resulting in a payout amount of $128,400; (2) 25% based on a subjective evaluation of improvements in marketing, process simplifications, training, customer retention, and auditing, which the Committee determined was 95% achieved, resulting in a payout of $71,250; and (3) 25% based on a subjective evaluation of Mr. Peterson’s leadership achievements, which the Committee determined was 96% achieved, resulting in a payout of $72,000. Based on the foregoing, Mr. Petersen’s total 2008 bonus was $271,650.

Edward A. Stokx--Mr. Stokx’ 2008 bonus potential was $200,000. His bonus for 2008 was calculated based on achievement of the following goals: (1) 30% based on a subjective evaluation of leadership and value creation activities during the year, which the Committee determined was 92% achieved, resulting in a payout amount of $55,200; (2) 20% based on Mr. Stokx’ enhancements of the company’s finance and accounting function focused on field productivity, efficiency, risk factors and cost controls, which the Committee determined was 90% achieved, resulting in a payout amount of $36,000; (3) 15% based on Mr. Stokx’ achievements related to working with analysts and significant shareholders, which the Committee determined was 95% achieved, resulting in a payout amount of $28,500; (3) 15% based on a subjective evaluation of achievements during the year related to team development, which the Committee determined was 95% achieved, resulting in a payout amount of $28,500; (4) 10% based on completing information technology system changes and improvements, which the Committee determined was 85% achieved, resulting in a payout amount of $17,000; and (5) 10% based on improving lease administration, which the Committee determined was 95% achieved, resulting in a payout amount of $19,000. Based on the foregoing, Mr. Stokx’ total 2008 bonus was $184,200.

Maria R. Hawthorne--Ms. Hawthorne’s 2008 bonus potential was $175,000. Her bonus for 2008 was calculated based on achievement of the following goals: (1) 60% based on the average percentage of target bonus paid to the divisional management for the Washington metro and Southeast divisions, which was 90.7%, resulting in a payout amount of $95,270; and (2) 40% based on a subjective evaluation of her leadership measurements and job performance, which the Committee determined was 97% achieved, resulting in a payout amount of $67,900. Based on the foregoing, Ms. Hawthorne’s total 2008 bonus was $163,170.

M. Brett Franklin--Mr. Franklin’s 2008 bonus potential was $250,000. His bonus for 2008 was calculated based on achievement of the following goals: (1) 66% based on completed acquisitions in 2008 exceeding a total of $250 million, of which none were accomplished, resulting in no payout; (2) 10% based on the disposition of non-strategic assets, of which none were accomplished, resulting in no payout; (3) 10% based on the development of targeted assets, which the Committee determined was 100% achieved, resulting in a payout amount of $25,000; and (4) 14% based on a subjective evaluation of his leadership activities, which was 100% achieved, resulting in a payout amount of $35,000. Based on the foregoing, Mr. Franklin’s total 2008 bonus was $60,000.

As discussed above, we believe that providing a list of the factors taken into account in determining the amount of NEO bonuses, together with a statement of the factors that materially influenced the committee’s determination of the amount of each NEO’s annual bonus (positively or negatively), would satisfy the requirements of Item 402(b). Accordingly, we plan to include a summary of the material elements of this information in future filings as applicable.

Restricted Stock Unit Awards for 2008 Performance under the 2005-2008 LTIEP, page 16

2.
We note your response to our prior comment 6.  You state that upon achieving a designated target level, both the annual and cumulative four-year period awards are calculated based on certain allocations for each of your NEOs.  Please disclose how such allocations are chosen.  Please provide this disclosure in future filings and tell us how you plan to comply.

Response:

As previously disclosed, the shares available for award under the 2005-2008 LTEIP were allocated among the chief executive officer and the other named executive officers in amounts ranging from 36% to 12% of the total. The percentage allocations were based on the Compensation Committee’s subjective assessment of each individual’s relative responsibilities and contributions to the company’s NAV growth.  With respect to the allocations to the other named executive officers, the committee also considered the recommendations of the chief executive officer. We will include this disclosure in future filings as applicable. However, the amounts earned under the 2005-2008 LTEIP, based on the awards made at the beginning of the performance period in 2005, were earned as of the end of 2008 and paid out in early 2009, as disclosed in last year’s proxy statement. Upon termination of the 2005-2008 LTEIP, no similar program for future periods was adopted, and there will be no tabular or other disclosure relating to the LTEIP in our next proxy statement.

In connection with our response to the Staff’s comment, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further information, please feel free to call me at (818) 244-8080, extension 1649.

Very truly yours,

/s/ Edward A. Stokx

Edward A. Stokx
Executive Vice President and
Chief Financial Officer

cc: Kristi Marrone, Staff Accountant, Division of Corporation Finance
      Philip Rothenberg, Staff Attorney, Division of Corporation Finance